Exhibit 99.1

Vermilion Energy Trust Submits Its Annual Information Form Dated March 19, 2010 to SEDAR for Filing

Specific for the Requirement of Section 2.2 of NI 51-101

CALGARY, Alberta--(BUSINESS WIRE)--March 24, 2010--Vermilion Energy Trust (“Vermilion” or the “Trust”) (VET.UN - TSX) today announces the submission of its Annual Information Form (“AIF”) for the year ended December 31, 2009 to The System for Electronic Document Analysis and Retrieval (“SEDAR”). The AIF contains the Trust’s Statement of Reserves Data and Other Oil and Gas Information as required under National Instrument 51-101. A copy of this document can be found on the SEDAR website at www.sedar.com.

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

CONTACT:
Vermilion Energy Trust
Curtis W. Hicks, C.A., 403-269-4884
Executive VP & CFO
or
Paul Beique, 403-269-4884
Vice President Capital Markets
FAX 403-264-6306
TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com